7062066

2-28-02

02012144

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

ALSTOM

(Exact Name of Registrant as Specified in its Charter)

25, avenue Kléber, 75116 Paris, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ___)

Enclosures:

18 February 2002

ALSTOM CHOSEN FOR THE WORLD'S LONGEST FULLY AUTOMATED METRO LINE IN SINGAPORE

ALSTOM, in consortium with Singapore Technologies Electronics (STE), has just been chosen by the Land Transport Authority (LTA) of Singapore to supply the electrical and mechanical railway systems for the remaining stages of the city's Circle Line fully automated driverless metro. The total value of this project amounts to more than 420 million euros, of which ALSTOM's share will be 295 million euros. Together with stages 1 & 2, the total value of the Circle Line contract is now 739 million euros, of which 522 million euros for ALSTOM.

With the addition of this new 24-kilometre extension, the Circle Line will become a 35-kilometre metro network, making it the world's longest fully automated metro line.

The first two phases, of 11 kilometres in total, were awarded to ALSTOM and STE in December 2000 and June 2001 respectively. The first rolling stock shipment for these phases is scheduled for 2004.

For this third phase, ALSTOM will also be responsible for the overall project management, the system engineering and integration, and the supply of rolling stock, signaling equipment, automatic train control and supervision, power supply system and trackwork. The Axonis™ system for the fully automated metro supplied by ALSTOM will comprise 26 x 3 Metropolis™ trainsets. A similar system is being delivered to Singapore for the North East Line project.

STE will be responsible for integration of the signaling equipment, control centre, communication, platform screen doors, station information system and access management system.

Michel Moreau, President of ALSTOM's Transport Sector, said: "We are very pleased that LTA of Singapore has once again chosen ALSTOM for its fully automated driverless metro. In addition to demonstrating LTA's continuing confidence in our technology, this new success reinforces ALSTOM's strategic market positioning in Asia for urban transport systems. This new mode of transport will provide the public of Singapore with a comfortable, safe and effective means of transport to complement its existing metro network."

.../...

ALSTOM is the global specialist in energy and transport infrastructure. The Company serves the energy market through its activities in the fields of power generation, power transmission and distribution and power conversion and the transport market through its activities in rail and marine.
Following the sale of its electrical contracting activity, finalised on 20 July 2001, ALSTOM has annual sales in excess of 22 billion euros and employs 120,000 people in over 70 countries.
The Company is listed on the Paris, London and New York stock exchanges
ALSTOM's Transport Sector, with annual sales of 4.4 billion euros, is an internationally leading supplier of rolling stock, information systems, services and complete turnkey systems to the rail industry.

Press enquiries: S. Gagneraud / G. Tourvieille
(Tel. +33 1 47 55 25 87) - internet.press@chq.alstom.com

Investor relations: R. Shaw
(Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com

Internet : http://www.alstom.com

18 February 2002

ALSTOM RECEIVES A LNG TANKER ORDER FROM GAZ DE FRANCE

ALSTOM, via its subsidiary Chantiers de l'Atlantique has just received an order from GAZ de FRANCE for a liquefied natural gas (LNG) tanker of 74,000 m^3 capacity, plus an option for a second identical vessel.

Following the experience gained through the building of fourteen LNG tankers, ALSTOM has continued research and technological development programmes since the delivery of the last LNG carrier built by Chantiers de l'Atlantique in 1997.

Thus, ALSTOM has been able to propose to its client particularly innovative solutions among which is the electric Diesel-Gas propulsion system, which is a world first for this type of ship. The insulation of the tanks will be ensured by the "membrane" type technology.

This order illustrates the diversification achieved by ALSTOM's Marine sector over the past 3 years, via its CAP 21 strategic plan, enabling the sector to be active not only in the passenger ship market (cruise ship and ferries) but as well in that of military ships, high speed ferries, specialised ships and LNG carriers.

This ship, designed to be operated in the Mediterranean sea, will be delivered to GAZ de FRANCE during the course of the third quarter of 2004.

Main characteristics

Capacity :	74,000 m^3 of Liquefied Natural Gas, distributed into 4 tanks
Overall length :	219, 5 m
Breadth :	34,5 m
Total installed power :	19,000 kw
Speed :	18,5 knots
Flag	French

ALSTOM is the global specialist in energy and transport infrastructure. The Company serves the energy market through its activities in the fields of power generation, power transmission and distribution and power conversion, and the transport market through its activities in rail and marine.
Following the sale of its electrical contracting activity, finalised on 20 July 2001, ALSTOM has annual sales in excess of 22 billion euros and employs 120,000 people in over 70 countries.
The Company is listed on the Paris, London and New York stock exchanges.

Press enquiries: G. Tourvieille/S.Gagneraud
(Tel. +33 1 47 55 23 15) - internet.press@chq.alstom.com

Investor relations: R. Shaw
(Tel. +33 1 47 55 25 78) - investor.relations@chq.alstom.com

Internet : http://www.alstom.com

19 February 2002

ALSTOM TO SUPPLY ONE OF THE CLEANEST BURNING COAL-FIRED BOILERS IN THE USA

ALSTOM has been awarded a contract worth more than 142 million euros by East Kentucky Power Cooperative, Inc. (EKPC) to design, supply and build a 268 MW, coal-fired circulating fluid bed (CFB) boiler at the utility's H.L. Spurlock Power Station near Maysville, Kentucky, USA*

EKPC will break ground on the project this month, with commercial operation scheduled for late 2004. The new boiler – to be named the E.A. Gilbert Unit– will be the third generating unit at the plant. It will be situated adjacent to the existing Spurlock Unit 2, a 500 MW pulverized coal-fired unit built in 1981, and will burn coal supplied predominately by a variety of Kentucky mines.

Under the terms of the contract, ALSTOM's scope includes design and supply of the CFB boiler and associated auxiliary equipment, design and supply of the gas cleaning equipment, and erection.

The new CFB boiler will provide the Spurlock plant with greater operating flexibility and efficiency, whilst minimising sulphur dioxide and nitrogen oxide emissions through the use of in-furnace combustion control techniques.

To control emissions further, the plant design will also include ALSTOM's Flash Dryer Absorber (FDA) system, an emissions control technology that will make this CFB one of the cleanest burning coal-fired boilers in the United States. The FDA system, which integrates several key flue gas desulphurisation functions into one unit, will allow the Gilbert Unit to achieve nearly 98% sulphur dioxide removal.

Since 1986, ALSTOM has supplied worldwide a total of 84 environmentally-friendly CFBs, representing roughly 8000 MW (gross electric output) of power. These units provide clean combustion of a wide variety of fuels, including biomass, bituminous and sub-bituminous coal, anthracite, brown coal, lignite, petroleum coke, and coal washery wastes.

* This order was included in ALSTOM's nine-month orders and sales ended 31 December 2001, but non announced at that time at Customer's request.

ALSTOM is the global specialist in energy and transport infrastructure. The Company serves the energy market through its activities in the fields of power generation, power transmission and distribution and power conversion and the transport market through its activities in rail and marine.
Following the sale of its electrical contracting activity, finalised on 20 July 2001, ALSTOM has annual sales in excess of 22 billion euros and employs 120,000 people in over 70 countries.
The Company is listed on the Paris, London and New York stock exchanges.

Press enquiries: G. Tourvieille/S.Gagneraud (Tel. +33 1 47 55 23 15)
internet.press@chq.alstom.com
Lynne Anderson (Tel. +46 122 81 700)

Investor relations: R. Shaw - (Tel. +33 1 47 55 25 78)
investor.relations@chq.alstom.com

Internet : http://www.alstom.com

20 February 2002

ALSTOM WINS 375 MILLION EURO ORDER FOR 50 GT10 GAS TURBINES IN IRAN

Multi-unit order confirms ALSTOM's leading position in supply of gas turbines for the Oil & Gas industry.

ALSTOM has been awarded an order worth around 375 million euros to supply the National Iranian Gas Company (NIGC) with 50 industrial gas turbine compressor sets to be installed in 18 compressor stations on the IGAT pipeline system for gas transportation within Iran. Each of the type GT 10 turbines will drive a compressor.

The ALSTOM gas turbine facility in Finspong, Sweden, will deliver the first 15 units within the next 16 months. These will be largely manufactured in Finspong, with the remaining units, which will be delivered over the following four years, having an increasing share of Iranian sourcing. The latter will be co-ordinated by the Oil and Turbocompressor Company of Iran (OTC), a company which has been specially formed to deal with all aspects of the Iranian supply.

The magnitude of this order reflects the customer's confidence in ALSTOM and its technology. "The need for a modern, cost-effective and reliable solution for our power needs was the determining factor in NIGC's choice," says Hamdollah Mohammed Nejad, chairman of NIGC. "ALSTOM's commitment to procuring an increasing amount of the equipment locally was also a significant factor".

The GT10 is a modern, well-proven machine offering a balance of high efficiency, robustness and reliability in both power generation and mechanical drive applications. This combination leads to outstanding life-cycle costs for the customer.

Alexis Fries, President of ALSTOM's Power Sector, says: "We are pleased to have been entrusted by NIGC with this very important order and will support our customer fully throughout the duration of the contract and beyond. This order will establish the GT10 gas turbine as the market standard in this size range for mechanical drive applications and ALSTOM's position as a leading supplier to the Oil and Gas Industry".

ALSTOM is the global specialist in energy and transport infrastructure. The Company serves the energy market through its activities in the fields of power generation, power transmission and distribution and power conversion, and the transport market through its activities in rail and marine.
Following the sale of its electrical contracting activity, finalised on 20 July 2001, ALSTOM has annual sales in excess of 22 billion euros and employs 120,000 people in over 70 countries.
The Company is listed on the Paris, London and New York stock exchanges.

Press enquiries: G. Tourvieille/S.Gagneraud
(Tel. +33 1 47 55 23 15)
internet.press@chq.alstom.com

Lynne Anderson
(Tel. +46 122 81 700)

Investor relations: R. Shaw
(Tel. +33 1 47 55 25 78)
investor.relations@chq.alstom.com

Internet: http://www.alstom.com

21 February 2002

ANNOUNCEMENT

ALSTOM announces the appointment of Philippe Jaffré as Adviser to the Chairman and CEO, Pierre Bilger, with immediate effect.

He will assume responsibility for all the financial affairs of the Company and will be a member of the Executive Committee.

Philippe Jaffré has held a wide range of executive positions in banking, industry and government which equip him particularly well for this role.

Prior to taking up his most recent position as Chairman of the Board of "Zebank", an internet bank founded by LVMH and Dexia, he was Chairman and CEO of Elf Aquitaine and before that CEO of Crédit Agricole, a leading international bank. He began his career in the Ministry of Finance, where he held several senior civil service positions.

François Newey, Chief Financial Officer of the Company since March 1998, has agreed to remain in his position until July of this year, reporting to Philippe Jaffré, following which he will leave the Company. A new Chief Financial Officer will be appointed in due course.

Pierre Bilger said: "We thank François for his contribution over the past few years, during which he has played a significant role in the strategic repositioning of the Company, as well as in the IPO and the Secondary Offering. I am confident that Philippe's financial, business and international experience will be invaluable to ALSTOM at a time when the Company is implementing a major plan to significantly improve its operational performance and financial structure."

Press enquiries: G. Tourvieille/S. Gagneraud
(Tel. +33 1 47 55 23 15)
internet.press@chq.alstom.com

Investor relations: R. Shaw
(Tel. +33 1 47 55 25 78)
investor.relations@chq.alstom.com

Internet : http://www.alstom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALSTOM

Date: March 6, 2002

By: ______________________

Name: François Newey
Title: Executive Central Management & Chief Financial Officer